Exhibit 99.1

News Release
NYSE, TSX: NTR

March 13, 2025

Nutrien Releases 2024 Sustainability Report

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) released its 2024 Sustainability Report today, detailing company performance and providing an update on its sustainability initiatives.

The 2024 Sustainability Report can be reviewed and downloaded from the Sustainability section of Nutrien’s website at https://www.nutrien.com/sustainability/strategy.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com